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**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. ZIEGLER AND COMPANY   000061

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

200 South Wacker Drive, Suite 2000
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Vredenbregt, Managing Director/CFO   (312) 596-1685
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
                                (Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/29

OATH OR AFFIRMATION

I, _____ Jeffrey C. Vredenbregt _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ B.C. Ziegler and Company _____ , as of _____ December _____ , 20 10 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director/CFO
Title

_____
Notary Public -- Barbara J. Chesak

My commission expires January 19, 2014.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Auditors' Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

B. C. ZIEGLER AND COMPANY

Financial Statements

December 31, 2010

(with Registered Public Accounting Firm's Report Thereon)

 **Grant Thornton**

Report of Independent Registered Public Accounting Firm

To the Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the "Company"), a Wisconsin corporation and a wholly-owned subsidiary of The Ziegler Companies, Inc., as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management.

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

The supplementary information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP
Chicago, Illinois
February 25, 2011

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2010
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 5,280
Receivable for unsettled trades, net	11,217
Receivables	4,635
Securities owned, at fair value	61,178
Income taxes receivable	626
Furniture, equipment and leasehold improvements, net	6,121
Deferred income taxes	1,307
Other assets	2,068
Total assets	$ 92,432

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	$ 650
Payable to clearing organization	31,907
Accrued compensation	14,914
Accounts payable, accrued expenses and other liabilities	5,080
	52,551

Commitments

Stockholder's equity:

Common stock-	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	23,616
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	39,881
Total liabilities and stockholder's equity	$ 92,432

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010
(in thousands)

REVENUES:	
Investment banking	$42,471
Net trading profits	10,751
Commission income	9,422
Interest and dividends	3,896
Investment management and advisory fees	2,947
Miscellaneous fee income	1,719
Other income	1,118
Total revenues	72,324
EXPENSES:	
Employee compensation and benefits	50,059
Communications and data processing	5,523
Occupancy and equipment	4,792
Promotional	3,463
Professional and regulatory	1,983
Brokerage commissions and clearing fees	1,887
Interest	782
Other expenses	745
Total expenses	69,234
INCOME BEFORE PROVISION FOR INCOME TAXES	3,090
PROVISION FOR INCOME TAXES	252
NET INCOME	$ 2,838

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, December 31, 2009	$ 1,552	$ 14,908	$ 20,778	$ (195)	$ 37,043
Net Income	-	-	2,838	-	2,838
BALANCE, December 31, 2010	$ 1,552	$ 14,908	$ 23,616	$ (195)	$ 39,881

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 2,838
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation	$ 1,572	
Reduction to receivable allowance	(6)	
Loss on sale of equipment	128	
Deferred income taxes	(115)	
Change in operating assets and liabilities:		
Decrease (increase) in –		
Securities owned	5	
Net receivable for unsettled trades	65,013	
Receivables	(2,423)	
Income taxes receivable	3,093	
Other assets	434	
Increase (decrease) in –		
Payable to clearing broker	(68,329)	
Drafts payable	(79)	
Accrued compensation	835	
Accounts payable, accrued expenses		
and other liabilities	(874)	
Total adjustments		(746)
Net cash provided by operating activities		2,092
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from the sale of equipment	$ 4	
Payments received on notes receivable	4,226	
Issuance of notes receivable	(4,275)	
Payments for capital expenditures	(569)	
Net cash used in investing activities		(614)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short-term borrowing	$ 200	
Repayments of short-term borrowing	(200)	
Net cash provided by financing activities		–
INCREASE IN CASH AND CASH EQUIVALENTS		1,478
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,802
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 5,280
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year		$ 831
Income taxes refunded during the year		$ (2,726)

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010
(Dollars in thousands)

(1) Organization and Nature of Business-

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a Wisconsin corporation and is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company underwrites fixed income debt securities to finance senior living and healthcare providers, religious institutions and private schools as well as providing risk management and financial advisory services, merger and acquisition advisory services, sales and trading of fixed income debt securities and preferred equity securities, primarily to not-for-profit corporations, municipalities and business corporations. The Company also provides financial products, financial planning services, and investment advisory services to retail and institutional clients. These services are provided throughout the United States.

(2) Significant Accounting Policies-

Investment Banking-

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from fixed income debt securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing consulting, merger and acquisition, risk management, and financial advisory services. Investment banking management fees and sales concessions are recorded on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $399 at December 31, 2010 and are included in other assets.

Commission Income and Related Clearing Expenses-

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Substantially all commission income and related clearing expenses are recorded on a trade date basis.

Investment Management and Advisory Fees-

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and institutional accounts. Revenues from investment management and advisory fees and related activities are recognized on a pro rata basis over the period in which services are performed.

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Miscellaneous Fee Income-

The Company earns fees for various services and activities. These fees include management, accounting, and origination fees from private equity entities, fees related to the sale of investment products, referral fees, and fees associated with account activity of retail brokerage customers. Miscellaneous fee income is recognized when the fees are earned.

Securities Transactions-

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities are financial instruments and are recorded at fair value.

Receivables-

Receivables includes amounts due from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely.

Income Taxes-

The Company is included in a consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation and Amortization-

The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Furniture and equipment are generally depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Advertising-

The Company expenses advertising costs as incurred. The advertising expense in 2010 was $646.

Drafts Payable-

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Cash Equivalents-

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk. Cash and cash equivalents consists of cash of $420 and money market mutual funds of $4,860.

Use of Estimates-

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement-

In January 2010, the Financial Accounting Standards Board issued an amendment to Accounting Standards Codification 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010. The adoption did not have an impact on the Company's financial position and results of operations.

(3)   Fair Value-

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The Company's financial instruments, primarily securities owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income debt securities.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

In valuing financial assets, the Company uses techniques believed to be appropriate for each particular financial asset to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets of the Company.

- Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.

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- Municipal debt securities are classified as level 1 or level 2 in the fair value hierarchy. Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency, and are actively traded are classified within level 1 of the fair value hierarchy.

- Fixed rate municipal debt securities are generally unrated and are not actively traded. The obligations are generally traded at infrequent intervals and may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal debt obligations. Fixed rate municipal debt securities are classified within level 2 of the fair value hierarchy.

- Preferred equity securities traded by the Company are generally classified as level 1 in the fair value hierarchy when included in securities owned. The preferred equity securities traded by the Company are generally investment grade securities as determined by two rating agencies. In the event that a preferred equity security would fall below investment grade in one or both of its ratings and also be subject to very limited or no market trading, it would likely be classified as level 2 in the fair value hierarchy.

- Corporate debt securities include primarily unrated taxable debt securities underwritten by the Company for religious institutions and private schools. These debt securities are generally sold to retail investors. The Company prices the debt securities for sale at the par value based upon the required interest rate using observable market inputs. The Company also participates in limited secondary trading in these corporate debt securities and will price the debt securities at the fair value using current prevailing market interest rates compared to the stated interest rate on the debt securities. Accordingly, corporate debt securities are classified as level 2 in the fair value hierarchy.

- Other investments consist primarily of mutual funds and money market funds, each of which are actively traded in public markets and are valued daily in the case of mutual funds or are priced at a net asset value of one dollar in the case of money market funds. Such investments are classified as level 1 in the fair value hierarchy.

The financial instruments of the Company measured at fair value on a recurring basis as of December 31, 2010 are presented below:

	Level 1	Level 2	Level 3
Cash equivalents	$ 4,860	$ -	$ -

Securities Owned

	Level 1	Level 2	Level 3
Municipal Debt Securities			
Fixed Rate	$ -	$ 49,689	$ -
Variable Rate	6,905	-	-
Corporate Debt Securities	-	3,421	-
Preferred Equity Securities	649	-	-
Other Securities	514	-	-
Total securities owned measured at fair value on a recurring basis	$ 8,068	$ 53,110	$ -

Municipal debt securities consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities. Included in municipal debt securities at December 31, 2010 are $25,956 from twenty-six issuers in Illinois; $5,001 from two issuers in South Carolina; $4,548 from five issuers in Pennsylvania; $2,898 from two issuers in Indiana; and $2,827 from one issuer in Alabama.

(4) Allowance for Receivables-

An allowance for losses is established on balances for which management has deemed collection is unlikely. During 2010, no balances were established and no allowance account existed at December 31, 2010.

(5) Furniture, equipment and leasehold improvements, net-

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$ 7,204
Leasehold improvements	6,106
Furniture	4,500
Furniture, equipment and leasehold improvements, at cost	17,810
Less accumulated depreciation and amortization	(11,689)
Furniture, equipment and leasehold improvements, net	$ 6,121

Total depreciation expense related to furniture, fixtures and equipment was $1,572 in 2010.

(6) Payable to Clearing Organization-

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in amounts payable for inventory purchases, transaction processing, and losses on securities transactions offset by inventory sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $31,907 at December 31, 2010. Securities held by the Company at the clearing broker with a market value of $71,881 are available to collateralize amounts payable to the clearing broker and include securities owned and held at the clearing broker of $60,664 and securities traded but not yet contractually settled of $11,217. Interest expense incurred on this financing arrangement in 2010 was $782. The interest rate on this financing arrangement is approximately 1.7% at December 31, 2010.

(7) Related Party Transactions-

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 3.25% at December 31, 2010. The Company had virtually no interest expense incurred under this financing arrangement in 2010. The Company had no amounts outstanding under this financing arrangement at December 31, 2010.

As permitted by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), in order to enable the Company to complete specific underwritings, the Company also has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $25,000 under this Agreement. Interest on such borrowings is variable at the prime rate.

Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under this financing arrangement. The Company did not borrow under this financing arrangement in 2010.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. Total interest income from this arrangement was $11 in 2010. The Company had $55 due from the Parent under this arrangement at December 31, 2010.

The Company provides administrative support and/or marketing services to the Parent and other wholly or partially owned companies of the Parent including primarily Ziegler Financing Corporation and Ziegler Capital Management, LLC. Total fees collected for these services were $735 in 2010 and are included in other income on the Statement of Income. Amounts due the Company for these services were $289 at December 31, 2010 and are included in receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Total fees earned were $1,128 and are included in Miscellaneous Fee Income on the Statement of Income in 2010. Amounts receivable from these partnerships for all fees were $1,370 at December 31, 2010 and are included in receivables on the Statement of Financial Condition.

Ziegler Capital Management, LLC, a 49% owned entity of the Parent, provides subadvisory services for certain assets managed by the Company. Total amounts paid to ZCM under this arrangement were $371,000 in 2010.

(8) Line of Credit-

The Company shares a bank line of credit with the Parent totaling $30,000 as of December 31, 2010. The Company does not guarantee nor is it liable for draws made by the Parent. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 4.5% at December 31, 2010. The Company incurred no interest expense on this line of credit agreement in 2010. The Company had no amounts outstanding under this line of credit agreement on December 31, 2010. The Parent had $6,300 outstanding under this line of credit agreement on December 31, 2010.

(9) Retirement Plans-

The Company maintains a contributory profit sharing plan covering substantially all full-time employees. The plan provides for a discretionary annual Company matching contribution not to exceed 50% of employee contributions up to 6% of defined compensation for the year. The plan also provides for a discretionary annual Company profit sharing contribution as a percentage of compensation, as defined. Both annual Company contributions are at the discretion of the board of directors. Contribution expenses were $715 for the discretionary annual Company contributions in 2010.

(10) Income Taxes-

The income tax provision (benefit) for the year ended December 31, 2010, consists of the following:

Current federal provision	$ 220
Current state provision	147
Total current provision	367
Deferred federal benefit	(228)
Deferred state provision	113
Total deferred benefit	(115)
Total provision	$ 252

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

Statutory federal income tax rate	34%
State income taxes, net of federal tax effect	6
Tax-exempt interest income, net of related nondeductible interest expense	(34)
Nondeductible business expenses	2
Effective income tax rate	8%

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2010 are as follows:

Deferred tax assets:	
Deferred compensation	$ 643
Tax credit carryovers	438
Fixed Assets	114
Accrued expenses	104
Other Assets	15
Total deferred tax assets	1,314
Deferred tax liabilities:	
Other liabilities	(7)
Total deferred tax liabilities	(7)
Net deferred tax assets	$ 1,307

The Company has state net operating loss carryforwards of $105 which expire beginning in 2023. No valuation allowance has been established on these net operating loss carryforwards as of December 31, 2010 since management believes it is more likely than not that these net operating losses will be fully utilized prior to expiration. The Company also has federal alternative minimum tax credit carryovers of $438 which have no expiration date.

The Company accounts for uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2010	$ 125
Increases for tax positions related to the current year	37
Increases for tax positions related to prior years	23
Decreases for positions related to prior years	0
Reductions for the lapse of statute of limitations	0
Settlements	0
Balance at December 31, 2009	$ 185

Tax years that remain subject to examination by major tax jurisdictions include 2006 through 2010. The Company does not anticipate realizing any material unrecognized tax benefits within 12 months of December 31, 2010.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $185. There is no interest or penalties included in the Statement of Income as it pertains to the unrecognized tax benefits for 2010. The Company has not accrued any interest or penalties for any unrecognized tax benefits as of December 31, 2010.

(11) Net Capital Requirements-

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010 the Company had net capital of $14,950 which was $14,700 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(12) Commitments and Contingent Liabilities-

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The debt securities associated with any such commitments are reflected in both securities owned and the net receivable for unsettled trades in the Statement of Financial Condition. Transactions relating to commitments that were subsequently settled after the end of the year had no material effect on the financial statements as of December 31, 2010.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

The Company has entered into certain agreements where payment has been received and future performance is required. Although fees have been collected, they have not been included in the revenues of the Company. Revenue will only be recognized when performance is complete or all risk that fees will be returned has been eliminated. The fees are included as deferred revenue in other liabilities and deferred items and total $61 at December 31, 2010.

The Company leases office space under noncancelable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases office equipment. Rental expense for 2010 was $5,031. Future minimum payments related to operating leases for office space and office equipment, are:

2011	$ 2,578
2012	2,369
2013	1,676
2014	1,561
2015	1,401
Thereafter	1,372
Total	$ 10,957

In the normal course of business, the Company is the subject of customer complaints and is named as a defendant in various legal actions arising from the securities and other businesses. The Company is a defendant in lawsuits incidental to its securities and other businesses. The Company has established accruals for legal fees and losses determined to be probable as a result of these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

(13) Subsequent Events-

The Company evaluated its December 31, 2010 financial statements for subsequent events through February 25, 2011, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

B. C. Ziegler and Company

December 31, 2010

Computation of Net Capital Under Rule 15c3-1

Total ownership equity		$ 39,881,271
Deductions and/or charges:		
Non-allowable assets:		
Receivables from noncustomers	$ 3,434,997	
Securities not readily marketable	3,410,742	
Furniture, fixtures, and equipment	6,120,473	
Other assets	4,113,658	
Total non-allowable assets	17,079,870	
Other deductions and/or charges		
Presumed marketability test –		
municipal securities	4,882,915	
Total deductions and/or charges	$ 21,962,785	(21,962,785)
Net capital before haircuts on securities positions		17,918,486
Haircuts:		
Trading & investment securities:		
Debt securities	$ 2,121,062	
Other securities	208,509	
Undue concentration	638,570	
Total haircuts	$ 2,968,141	(2,968,141)
Net capital		14,950,345
Net capital requirement		250,000
Excess net capital		$ 14,700,345

Statement Regarding Rule 17-a5(d)(4) of the
Securities and Exchange Commission

There are no material differences between this Computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding February 18, 2011 unaudited Form X-17-A-5 Part II filing as of December 31, 2010.

B. C. Ziegler and Company

December 31, 2010

Information Relating to Possession and Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under exemption (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

 **Grant**Thornton

Report of Independent Registered Public Accounting Firm
Supplementary Report on Internal Control

To the Board of Directors
B.C. Ziegler and Company

In planning and performing our audit of the financial statements of B.C. Ziegler and Company (the "Company"), a wholly-owned subsidiary of The Ziegler Companies, Inc., as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. Also, as required by rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Chicago, Illinois
February 25, 2011

2501 E. Enterprise Ave., Suite 300   100 East Wisconsin Ave., Suite 2100
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